Exhibit (d)(3)

PRIVATE AND CONFIDENTIAL

October 23, 2020

Koninklijke Philips N.V.

Amsetelplein 2

1096 Amsterdam

The Netherlands

Attention:	Frans van Houten
Chief Executive Officer

CONFIDENTIALITY AGREEMENT

Ladies and Gentlemen:

Koninklijke Philips N.V. (“Recipient”) has expressed an interest in exploring the possibility of a negotiated transaction involving (the “Possible Transaction”) BioTelemetry, Inc., a Delaware corporation (together with its Affiliates (as defined below), the “Company”). In connection with Recipient’s consideration of the Possible Transaction, Recipient has requested access to certain information, properties, and personnel of the Company concerning the Company and the parties may have discussions in connection with the Possible Transaction. In consideration for and as a condition to the Company’s furnishing access to such information, properties, and personnel of the Company and having such discussions, the parties agree as follows:

1. CONFIDENTIAL AND PROPRIETARY NATURE OF THE INFORMATION. Recipient acknowledges the confidential and proprietary nature of the Confidential Information (as defined below) and agrees, for a period of three years after the date of this letter agreement, to hold and keep the same confidential as provided in, and not to use the same except as permitted by, this letter agreement.

2. CONFIDENTIAL INFORMATION. As used in this letter agreement, “Confidential Information” means and includes any and all:

(a) product specifications, data, know-how, formulae, compositions, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, past, current, and planned research and development, current and planned manufacturing or distribution methods and processes, customer lists, current and anticipated customer requirements, price lists, market studies, business plans, computer software and programs (including object code and source code), computer software and database technologies, systems, structures and architectures (and related processes, formulae, composition, improvements, devices, know-how, inventions, discoveries, concepts, ideas, designs, methods and information), and any other information, however documented, that is a trade secret (provided that the Company shall provide prior notice to Recipient and Recipient’s Representatives before furnishing any information that would reasonably be expected to constitute a trade secret under applicable Law) or other intellectual property;

(b) information concerning the business and affairs of the Company (which includes historical financial statements, financial projections and budgets, historical and projected sales, capital spending budgets and plans, the names and backgrounds of key personnel, personnel training techniques, contracts and materials and other assets, however documented), that has been or may hereafter be provided or shown to Recipient by (i) any officer or employee of the Company, or (ii) any other Person (as defined below) acting on the Company’s behalf (“Company’s Representatives”), including directors (and persons performing similar functions on behalf of unincorporated entities), officers, employees, investment bankers, consultants, accountants, legal counsel and other advisors, Affiliates and agents, or is otherwise obtained from review of the Company’s documents or property or discussions with the Company’s Representatives by Recipient or any Affiliate of Recipient, or any other Person acting on Recipient’s behalf, including directors (and persons performing similar functions on behalf of unincorporated entities), officers, employees, investment bankers, consultants, accountants, legal counsel and other advisors, Affiliates and agents (collectively, “Recipient’s Representatives”) irrespective of the form of the communication. In addition, potential sources of debt financing (the “Debt Financing Sources”) shall be Recipient’s Representatives hereunder for purposes of receiving Transaction Information but may only receive Confidential Information with the prior written consent, which may be sent by email, of the Company; and

(c) notes, analyses, compilations, studies, summaries, and other material prepared by Recipient or any of Recipient’s Representatives containing or based, in whole or in part, on any information included in the foregoing.

3. RESTRICTED USE OF CONFIDENTIAL INFORMATION.

Recipient agrees that the Confidential Information will be kept strictly confidential by Recipient and Recipient’s Representatives and will not be disclosed to any Person except (a) to those of Recipient’s directors, officers and employees who are actively involved and directly participating in the evaluation, negotiation or consummation of the Possible Transaction or who otherwise need to know the Confidential Information for the purpose of evaluating, negotiating or effecting the Possible Transaction, (b) with the specific prior written consent of the Company, or (c) to those of Recipient’s Representatives who (i) need to know such information for the purpose of evaluating, negotiating or effecting a Possible Transaction (but to the extent practicable, only such part that is so required or necessary for such purpose), and (ii) are informed by Recipient of the confidential nature of the Confidential Information and the obligations of this letter agreement and (iii) are under a fiduciary or other legal obligation (including a joinder or back-to-back confidentiality agreement) not to use the Confidential Information for any purpose other than the purpose described in clause (i) and not to disclose the Confidential Information to a third party, except as otherwise permitted by this letter agreement. Recipient further agrees not to use or to permit any of Recipient’s Representatives to use any of the Confidential Information for any purpose other than to evaluate, negotiate or effect a Possible Transaction. Recipient also agrees to enforce the terms of this letter agreement as to its employees, former employees (who received the Confidential Information during its employment) and Recipient’s Representatives, to stand liable for any breaches hereof by any of them, except to the extent such Recipient Representative enters into a confidentiality agreement directly with the Company.

4. NONDISCLOSURE OF POSSIBLE TRANSACTION. Except as permitted hereunder or a definitive written agreement, if any, entered into between Recipient and the Company with respect to a Possible Transaction, neither Recipient nor any of Recipient’s Representatives will disclose to any Person (including another prospective purchaser who has been provided Confidential Information) the fact that (a) the Confidential Information has been made available to Recipient or Recipient’s Representatives or that Recipient or Recipient’s Representatives may have inspected any portion of the Confidential Information, or (b) any evaluations, discussions or negotiations are taking place concerning a Possible Transaction, including the status of such evaluations, discussions or negotiations (such information, the “Transaction Information”). Without limiting the generality of the foregoing provisions, Recipient will not, without the express prior written consent of the Company in each instance, discuss with or offer to any third party purchaser any direct or indirect stake (equity, joint venture or otherwise) with respect to the equity interests of the Company and its subsidiaries in a Possible Transaction or any other form of direct or indirect participation in any Possible Transaction by Recipient and any such third party purchaser (for the avoidance of doubt, except for any discussion with the Debt Financing Sources in compliance with Recipient’s confidentiality obligations under this Agreement).

5. CONTACTS WITH SELLER. Recipient and Recipient’s Representatives will direct all communications regarding any Possible Transaction, including all requests for information concerning the Company and all discussions or questions regarding procedures with respect to any Possible Transaction to Frank Hancock with Raymond James & Associates, Inc. (the “Company Contact”), Joseph H. Capper, Cody Cowper or as the Company Contact may otherwise direct, and neither Recipient nor any of Recipient’s Representatives will directly contact any officer, director, employee, customer, supplier or competitor of the Company relating to a Potential Transaction or the Company’s business, operations, prospects or finances (other than in the ordinary course of business and wholly unrelated to a Potential Transaction).

6. EXCEPTIONS. All of the foregoing obligations and restrictions do not apply to that part of the Confidential Information that (a) is or becomes generally available to the public other than as a result of a disclosure by Recipient or any of Recipient’s Representatives in violation of this letter agreement, or (b) was available to Recipient or any of Recipient’s Representatives prior to any disclosure pursuant to this letter agreement or subsequently becomes available to Recipient or any of Recipient’s Representatives on a non-confidential basis, but only if the source of such information is not known by the Recipient or the Recipient’s Representatives, after reasonable inquiry, to be (i) bound by a confidentiality agreement with the Company or is (ii) otherwise prohibited from disclosing the information by a contractual, legal, fiduciary, or other obligation, or (c) is independently developed by Recipient or Recipient’s Representatives without the use of, incorporation of, reliance on or reference to the Confidential Information. No Confidential Information obtained by Recipient or Recipient’s Representatives shall be deemed to be within the purview of the previous exceptions merely because it contained more general Confidential Information that is available in the public domain.

7. LEGAL PROCEEDINGS. If Recipient or any of Recipient’s Representatives is requested or becomes legally compelled (by oral questions, depositions, interrogatories, requests for information or documents, subpoena, civil or criminal investigative demand, or similar process) or is required by a governmental or regulatory body or a stock exchange to make any disclosure of Confidential Information or Transaction Information that is prohibited or otherwise constrained by this letter agreement, then Recipient (either directly or through Recipient’s Representatives) will, to the extent permitted by applicable Law (as defined below), provide the Company with prompt notice thereof so that an appropriate protective order or other appropriate remedy can be sought. Recipient will, and will cause Recipient’s Representatives to, to the extent permitted by applicable Law and at the Company’s expense, use reasonable best efforts to cooperate with the Company in obtaining such protective order or other remedy. If no such protective order or other remedy is obtained, or the Company waives compliance with the terms of this letter agreement, Recipient or Recipient’s Representative may furnish that portion (and only that portion) of the Confidential Information and Transaction Information that, in the written opinion of its legal counsel, such Person is legally compelled or is otherwise required to disclose; provided, however, that Recipient or Recipient’s Representatives must use reasonable efforts to obtain reliable assurance that confidential treatment will be accorded any Confidential Information and Transaction Information so disclosed. To the extent permitted by applicable Law and reasonably practicable, Recipient will (a) furnish the Company with the text of the proposed disclosure, as far in advance of its disclosure as is reasonably practicable, and (b) in good faith consult with and consider the suggestions of the Company concerning the nature and scope of the information Recipient or Recipient’s Representatives propose to disclose. For purpose of this letter agreement, “Law” means any law, regulation, rule, order or other similar requirement of any court or governmental, regulatory or supervisory agency, or national securities exchange.

8. CONTACT WITH EMPLOYEES. Recipient will not, and will cause its Affiliates not to, for a period of one (1) year after the date of this letter agreement, directly or indirectly, solicit or cause to be solicited the employment of or employ, any person who is now employed by the Company (or any of the Company’s subsidiaries) and who is at the time of, or who was at any time during the six-month period preceding, such solicitation or employment an employee of the Company (or one of its subsidiaries) with whom Recipient or any of Recipient’s Representatives had contact or became known to Recipient or Recipient’s Representatives in connection with the Possible Transaction (a “Restricted Person”); unless such Restricted Person is, directly or indirectly, solicited or caused to be solicited, or employed by one or more individuals who (i) is not a member of the leadership team of the Connected Care division of Recipient or (ii) has not had access to Confidential Information or Transaction Information. As used in this Section 8, “solicitation” shall not be deemed to include the advertisement of any employment opportunity by means of any publication of general circulation or via the internet not specifically targeted at any one or more employees of the Company (or any of the Company’s subsidiaries).

9. RETURN OR DESTRUCTION OF CONFIDENTIAL INFORMATION. If the Company so requests in writing, then (a) Recipient (i) will promptly deliver to the Company all documents or other materials furnished by the Company or any of the Company’s Representatives to Recipient or Recipient’s Representatives constituting Confidential Information, together with all copies and summaries thereof in the possession or under the control of either Recipient or any of Recipient’s Representatives, and (ii) will destroy materials generated by Recipient or Recipient’s Representatives that include or refer to any part of the Confidential Information, without retaining a copy of any such material, or (b) alternatively, if the Company requests or gives its prior written consent to Recipient’s request, if any, Recipient will destroy all documents or other matters constituting Confidential Information in the possession or under the control of either Recipient or any of Recipient’s Representatives. Any such destruction must be confirmed by Recipient in writing to the Company. Notwithstanding the foregoing, the obligation to return or destroy the Confidential Information shall not include information that is (x) automatically maintained on routine computer system backup tapes, disks or other backup storage devices (as long as such backed-up information is not used, disclosed or otherwise recovered from such backup devices) or (y) required to be retained by applicable Law (as long as such information is only accessible to compliance personnel and only for compliance-related purposes); provided that such materials referenced in this sentence shall indefinitely remain subject to the confidentiality and non-use obligations of this letter agreement applicable to the Confidential Information until such information is returned or destroyed or no longer constitutes Confidential Information.

10. NO OBLIGATION TO NEGOTIATE A DEFINITIVE AGREEMENT. Recipient understands that the Company may, in its absolute discretion, at any time and for any reason or no reason, (a) reject any and all proposals made by Recipient or any of Recipient’s Representatives with regard to a Possible Transaction, and (b) terminate discussions and negotiations at any time. Without limiting the preceding sentence, nothing in this letter agreement requires either party to enter into a Possible Transaction or to negotiate any such transaction for any specified period of time.

11. NO REPRESENTATIONS OR WARRANTIES. The Company retains the right to determine, in its sole discretion, what information, properties, and personnel (if any) it wishes to make available to Recipient and Recipient’s Representatives, and neither the Company nor its Representatives make any representation or warranty (express or implied) concerning the completeness or accuracy of the Confidential Information, except pursuant to representations and warranties that may be made to Recipient in any definitive written agreement for a Possible Transaction if, when, and as executed and subject to such limitations and restrictions as may be specified therein. Recipient acknowledges that the Company shall have no obligation to provide equal treatment or access to Confidential Information to Recipient or to any other potential counterparty in connection with a Possible Transaction and further acknowledges that neither the Company nor any of the Company’s Representatives shall have any liability or obligation to

Recipient or any of Recipient’s Representatives relating to the Confidential Information or for any errors therein or omissions therefrom, on any basis as a result of Recipient’s participation in evaluating a Possible Transaction, Recipient’s review of the Company, or any use of the Confidential Information by Recipient or Recipient’s Representatives, except pursuant to any liability or obligation that may be included in any definitive written agreement for a Possible Transaction if, when, and as executed and subject to such limitations and restrictions as may be specified therein. Recipient also acknowledges that any determination by Recipient to enter into a Possible Transaction will be based solely on the terms of such definitive written agreement and on Recipient’s own investigation, analysis, and assessment of the Company and its business and operations. Moreover, unless and until such a definitive written agreement is entered into, neither the Company nor Recipient will be under any legal obligation of any kind with respect to a Possible Transaction except for the matters specifically agreed to in this letter agreement or in another written agreement.

12. NO LICENSE. This letter agreement does not constitute an offer by the Company to license or grant rights in its Confidential Information to Recipient or Recipient’s Representatives. Neither this letter agreement or any part hereof nor the act of making disclosures under this letter agreement shall be deemed to grant Recipient or Recipient’s Representatives any right in or license of the Confidential Information other than the right to use Confidential Information as permitted under this letter agreement.

13. COMPLIANCE WITH SECURITIES LAWS. Recipient acknowledges that certain of the Company’s securities are registered with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that certain of the Company’s securities are publicly traded. Recipient specifically acknowledges that it is aware that the United States securities laws prohibit persons in possession of material, nonpublic information regarding an issuer from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

14. STANDSTILL. Unless approved in advance in writing by the board of directors of the Company (the “Board”), Recipient agrees that none of Recipient, any Affiliate of Recipient nor any of their respective Representatives (acting on behalf of the Recipient or its Affiliate or at the direction of the Recipient or its Affiliate) will, for a period of one (1) year after the date of this letter agreement (the “Restricted Period”), directly or indirectly:

(a) make any statement or proposal to the Board, any of the Company’s Representatives or any of the Company’s stockholders regarding, or make any public announcement, proposal or offer (including any “solicitation” of “proxies” as such terms are defined or used in Regulation 14A of the Exchange Act) with respect to, or otherwise solicit, seek, offer to effect or participate in or any way assist, facilitate or encourage any other Person to solicit, seek, offer to effect or participate in, (including, for the avoidance of doubt, indirectly by means of communication with the press or media) (i) any business combination, merger, tender offer, exchange offer or similar transaction involving the Company or any of its subsidiaries, (ii) any restructuring, recapitalization, liquidation or similar transaction involving the Company or any of its subsidiaries, (iii) any acquisition of any of the Company’s loans, debt securities, equity securities or assets, or rights or options to acquire interests in any of the Company’s loans, debt securities, equity securities or assets, (iv) any proposal to seek representation on the Board or otherwise seek to control or influence the management, Board or policies of any of the Company, (v) any request or proposal to waive, terminate or amend the provisions of this letter agreement or (vi) any proposal, arrangement or other statement that is inconsistent with the terms of this letter agreement, including this Section 14(a);

(b) instigate, encourage or assist any third party (including forming a “group” with any such third party) to do, or enter into any discussions or agreements with any third party with respect to, any of the actions set forth in clause (a) above;

(c) take any action which would reasonably be expected to require the Company or any of its affiliates to make a public announcement regarding any of the actions set forth in clause (a) above; or

(d) acquire (or propose or agree to acquire), of record or beneficially, by purchase or otherwise, any loans, debt securities, equity securities or assets of the Company or any of its subsidiaries, or rights or options to acquire interests in any of the Company’s loans, debt securities, equity securities or assets.

Recipient further agrees that during the Restricted Period, neither Recipient nor any of Recipient’s Representatives (acting on behalf of the Recipient or its Affiliate or at the direction of the Recipient or its Affiliate) shall request the Company or any of its Representatives, directly or indirectly, to amend, waive or terminate any provision of this Section 14.

Notwithstanding the foregoing, the provisions of this Section 14 shall be inoperative and of no force and effect if during the Restricted Period the Company has publicly announced that it has entered into a definitive transaction providing for (i) a merger, business combination, tender offer or other similar transaction involving the Company, which would result in any Person owning 50% or more of the aggregate outstanding equity securities of the Company or securities representing 50% or more of the voting power of the Company or (ii) a sale of all or substantially all of the assets of the Company.

15. NO INTERFERENCE WITH REGULATORY AFFAIRS. Recipient acknowledges that in connection with this letter agreement it may receive Confidential Information relating to the Company’s submissions to the United States Food and Drug Administration or other regulatory agencies or similar organizations of the United States or another country (a “Regulatory Agency”). Subject to Sections 3, 6 and 7 of this Letter Agreement, Recipient agrees that it shall not disclose the fact that the Company has made application for regulatory approval nor shall it interfere with the Company’s regulatory affairs with a Regulatory Agency, except as specifically requested by the Company in writing.

16. SITE VISIT. The Company may, in its sole discretion, invite Recipient’s Representatives to visit premises owned, operated, or leased by the Company with respect to Recipient’s evaluation of the Possible Transaction. The parties agree that during such visits Recipient’s Representatives will follow all safety, health and security rules applicable to the premises being visited.

17. REMEDIES. Because an award of money damages would be inadequate to compensate the Company for any breach of this letter agreement and any such breach would cause the Company irreparable harm, Recipient agrees that, in the event of any breach or threatened breach of this letter agreement, the Company will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this letter agreement but will be in addition to all other remedies available at law or equity to the Company. In the event of litigation to enforce this letter agreement, the Company shall be entitled to reimbursement of reasonable attorneys’ fees and other costs reasonably incurred to enforce any breaches by Recipient or Recipient’s Representatives of this letter agreement, as determined by a court of competent jurisdiction in a final and non-appealable order.

18. CLEAN TEAM AGREEMENT. The parties hereto agree to enter into a clean team confidentiality agreement if such agreement is needed for purposes of evaluating, negotiating and effecting a Possible Transaction.

19. MISCELLANEOUS.

(a) Modification; Assignment. The agreements set forth in this letter agreement may be modified or waived only by a separate writing signed by both parties expressly modifying or waiving such agreements. This letter agreement may not be assigned by either party without the other party’s written consent, except that the Company may assign its rights and obligations under this letter agreement in any definitive written agreement entered into in connection with any Possible Transaction.

(b) Waiver. The rights and remedies of the parties to this letter agreement are cumulative and not alternative. Neither the failure nor any delay by either party in exercising any right, power, or privilege under this letter agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable Law, (i) no claim or right arising out of this letter agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (ii) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (iii) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this letter agreement. This letter agreement is the complete and exclusive statement by the Company and Recipient of their understanding in connection with the planned discussions in connection with the Possible Transaction and the disclosure and use of Confidential Information referred to above and supersedes all previous or contemporaneous dealings, agreements and understandings with respect thereto.

(c) Certain Terms. As used in this letter agreement, the term “Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or governmental body; and the term “Affiliate” means any Person that, directly or indirectly through one or more intermediaries, is controlled by, controlling or under common control with the referenced party whether by ownership of greater than 50% of the voting securities, contract or otherwise; and the word “including” (in its various forms) means “including without limitation.”

(d) Severability. The invalidity or unenforceability of any provision of this letter agreement shall not affect the validity or enforceability of any other provisions of this letter agreement, which shall remain in full force and effect. If any of the covenants or provisions of this letter agreement is determined to be unenforceable by reason of its extent, duration, scope or otherwise, then the parties contemplate that the court making such determination shall reduce such extent, duration, scope or other provision and enforce it in its reduced form for all purposes contemplated by this letter agreement.

(e) Governing Law; Jurisdiction; Service of Process. This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflict of laws thereof. Each party irrevocably and unconditionally consents and submits to the exclusive personal and subject matter jurisdiction of the United States District Court for the District of Delaware or The Court of Chancery of the State of Delaware for any actions, suits or proceedings arising out of or relating to this letter agreement or its subject matter and shall not deny or contest such jurisdiction and agrees that service of any process, summons, notice or document by registered mail or internationally recognized courier to its address set forth above shall be effective service of process for any action, suit or proceeding brought against it in any such court. Each of the parties hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this letter agreement or the Possible Transaction in the United States District Court for the District of Delaware or The Court of Chancery of the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each party shall not bring any action relating to this letter agreement in any court other than the United States District Court for the District of Delaware or The Court of Chancery of the State of Delaware.

(f) Costs. Each party agrees that it will bear all costs incurred by such party and its Representatives related to the Possible Transaction unless and until otherwise agreed in an definitive written agreement with respect to the Possible Transaction.

(g) Counterparts. This letter agreement may be executed in counterparts, each of which shall be deemed to be an original, but both of which shall constitute the same agreement.

(h) Term. Each party’s obligations under this Agreement will expire upon the earliest of (i) with respect to any provision of this letter agreement that specifies the duration of such provision, the end of such duration period; (ii) 3 years after the date of this letter agreement, and (iii) the completion of a Possible Transaction between the parties; provided that (x) the provisions of Section 19 will survive indefinitely, (y) the obligations hereunder with respect to the use or disclosure of the Confidential Information that constitutes a trade secret will survive for so long as such Confidential Information is a trade secret under applicable Law, provided that the Company shall provide prior notice to Recipient and Recipient’s Representatives before furnishing any information that would reasonably be expected to constitute a trade secret under applicable Law, and (z) each party will retain the right to seek all remedies available to it in respect of any breach of the terms of this letter agreement occurring prior to its expiration.

[Signature page follows]

If you are in agreement with the foregoing, please sign two copies of this letter agreement and return to us a fully executed copy for our files.

Very truly yours,

BIOTELEMETRY, INC.

By:	/s/ Cody Cowper

Name:	Cody Cowper

Title:	Vice President, Legal & Corporate Secretary

DULY EXECUTED and agreed to as of the date first written above.

KONINKLIJKE PHILIPS N.V.

By:	/s/ Gregory Hatfield

Name:	Gregory Hatfield

Title:	Head of Legal for Innovation and M&A